SGS

CONSENT OF QUALIFIED PERSON

TO: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR)

Re: "Technical Report on the Hosco Deposit, Joanna Gold Property", dated August 17, 2010 (the "Technical Report") prepared by SGS Canada Inc. – Geostat ("SGS Geostat") for Aurizon Mines Ltd. (the "Company").

On behalf of SGS Geostat, pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of SGS Geostat to the public filing of extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2010 (the "AIF") and to SGS Geostat being named in the AIF.

The undersigned, on behalf of SGS Geostat confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2010 (the "Form 40-F") and consent to SGS Geostat being named in the Form 40-F and authorize the use of the information represented therein relating to the Technical Report.

Dated this 28th day of March 2011.

GÉOLOGUE / GEOLOGIST ANDRÉ LAFERRIÈRE # 567 QUÉBEC

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ANDRÉ LAFERRIERE

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